EXHIBIT 99.3

Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Flora Growth Corp. (the “Company” or “Flora”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, and the accompanying notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2021 filed on May 9, 2022 (“Annual Report”) with the SEC, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as well as the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022, and the accompanying notes thereto filed on a Form 6-K with the SEC (collectively the “Financial Statements”). Amounts are expressed in United States dollars (“$” or “USD”) unless otherwise stated to be in Canadian dollars (“CAD”), Euro (“€” or “EUR”), or Colombia pesos (“COP”). Amounts stated in foreign currencies include approximate USD amounts based on exchange rates on June 30, 2022. Variance, ratio, and percentage changes in this MD&A are based on unrounded numbers.

This MD&A reports the Company’s activities through June 30, 2022, unless otherwise indicated.

This MD&A contains certain non-IFRS and other specified financial measures as defined under applicable securities legislation, including Adjusted EBITDA. Please see the “Adjusted EBITDA” section below for a definition and reconciliation of Adjusted EBITDA. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable IFRS financial measures. The Company believes such non-IFRS and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable IFRS financial measures. Investors and other readers are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS and other specified financial measures to their most directly comparable IFRS financial measures set forth below in the section entitled “Adjusted EBITDA” and should consider non-IFRS and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with IFRS.

Forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Please see “Special Note Regarding Forward-Looking Statements” in the Annual Report for more information regarding forward-looking statements.

Flora has a very limited operating history upon which to base an evaluation of its business and prospects. Flora’s short operating history may hinder its ability to successfully meet its objectives and makes it difficult for potential investors to evaluate its business or prospective operations.

A. Operating Results Overview

Overview

We are a manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. The foundation of our business strategy is built on three core pillars: commercial/wholesale, house of brands, and life sciences.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Results of Operations

The following table sets forth key components of Flora’s results of operations for the six-month period ended June 30, 2022, as compared to the six-month period ended June 30, 2021.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Revenue	$14,917	$2,118
Cost of sales	8,415	1,106
Gross profit before fair value adjustments	6,502	1,012
Unrealized gain on changes in fair value of biological assets	46	-
Realized fair value amounts included in inventory sold	(2)	-
Gross Profit	6,546	1,012
Gross Profit %	43.9%	47.8%
Operating Expenses
Consulting and management fees	5,243	2,262
Professional fees	2,096	766
General and administrative	2,429	1,481
Promotion and communication	4,719	1,180
Travel expenses	601	143
Share based compensation	2,855	95
Research and development	422	85
Depreciation and amortization	1,712	119
Bad debt expense	405	100
Goodwill impairment	16,000	-
Other expenses (income), net	1,178	(67)
Total operating expenses	37,660	6,164
Operating Loss	(31,114)	(5,152)
Interest expense	69	64
Foreign exchange loss (gain)	200	(78)
Unrealized loss on fair value of investments	1,333	-
Net loss before income taxes	(32,716)	(5,138)
Income tax benefit	-	-
Net loss for the period	$(32,716)	$(5,138)
Other comprehensive loss
Exchange differences on foreign operations	567	200
Total comprehensive loss for the period	$(33,283)	$(5,338)

Net loss attributable to:
Flora Growth Corp.	$(32,611)	$(5,097)
Non-controlling interests	(105)	(41)
Comprehensive loss attributable to:
Flora Growth Corp.	$(33,178)	$(5,297)
Non-controlling interests	(105)	(41)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.42)	$(0.13)
Weighted average number of common shares outstanding - basic and diluted	76,944	39,604

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

For the six months ended June 30, 2022, compared to the six months ended June 30, 2021.

For the six months ended June 30, 2022, the Company reported a net loss of $32.7 million, or $0.42 per share, compared to a net loss of $5.1 million, or $0.13 per share, for the six months ended June 30, 2021. Net loss increased from 2021 to 2022 primarily due to a $16.0 million impairment charge on the goodwill of Vessel Brand Inc. (“Vessel”), increased staffing to support expanded and future operations, increased share-based compensation due to option grants in late 2021, and a $1.3 million unrealized loss on the fair value of the Company’s long-term investment in an early-stage European cannabis company. The net loss was partially offset by an increase in gross profit due to higher volume of sales driven by the acquisitions of JustCBD in February 2022 and Vessel in November 2021.

The Company had working capital of $18.6 million on June 30, 2022, compared to working capital of $41.8 million on December 31, 2021. The decrease is primarily due to $15.5 million of net cash paid for the acquisition of JustCBD in February 2022 and $10.5 million used in operating activities for the six months ended June 30, 2022.

The Company will continue to utilize proceeds from prior financing and equity issuances as well as the revenue generated from our other business segments following its recent acquisitions and diversification to fund its operations until it reaches profitability.

Revenues

Flora reported $14.9 million and $2.1 million in revenues for the six months ended June 30, 2022 and June 30, 2021, respectively. Revenues generated for the six months ended June 30, 2022, and June 30, 2021, by the consumer products segment were $13.6 million and $0.3 million, respectively. The increase was driven by the acquisition of JustCBD in February 2022 and Vessel in November 2021. Revenues generated for the six months ended June 30, 2022, and June 30, 2021, by the pharmaceuticals and nutraceuticals division were $3.7 million and $1.6 million, respectively. Revenues generated for the six months ended June 30, 2022, by the food and beverage segment of $0.3 million were flat compared to the six months ended June 30, 2021. To date, Flora has generated minimal revenues from its cannabis growth segment as the Company has completed minimal harvests in 2022 and continues to build out its operations for further processing and ultimate sale.

Cost of sales and gross profit

Flora’s cost of sales were $8.4 million for the six-month period ended June 30, 2022 compared to $1.1 million for the six-month period ended June 30, 2021. The increase is due to the increase in sales volume in 2022 compared to 2021 which was due to the acquisition of JustCBD in February 2022 and Vessel in November 2021. Included in the costs of sales in the consumer products segment for the six months ended June 30, 2022 was $1.6 million related to the markup to fair market value of inventory acquired with JustCBD. Flora also reported less than $0.1 million in unrealized gains on changes in the fair value of biological assets and realized fair value amounts included in inventory sold in its cannabis growth and derivative production segment relating to the Company’s commercial cannabis harvests in the first half of 2022.

Flora reported gross profit of $6.5 million and $1.0 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. Gross profit reported for the six months ended June 30, 2022, and June 30, 2021, by the consumer products segment was $4.3 million and $0.2 million, respectively. The increase primarily related to the acquisition of JustCBD ($3.2 million) in February 2022 and Vessel ($1.0 million) in November 2021, partially offset by the $1.6 million charge related to the markup to fair market value of inventory acquired with JustCBD recorded in cost of sales. Gross profit reported for the six months ended June 30, 2022 and June 30, 2021, by the pharmaceuticals and nutraceuticals segment was $2.1 million and $0.8 million, respectively. The increase was due to the acquisition of JustCBD ($1.2 million) in February 2022. Gross profit reported for both the six months ended June 30, 2022 and June 30, 2021, by the food and beverage segment was $0.1 million. The cannabis growth and derivative production segment reported a gross profit of less than $0.1 million and $0.0 for the six months ended June 30, 2022, and June 30, 2021, respectively, as it completed its first commercial harvests in late 2021 and early 2022 and has generated minimal revenue.

 Consulting and Management Fees

Flora recorded consulting and management fees of $5.2 million and $2.3 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. These fees are related to consulting contracts with most of the Company’s management, as well as directors, related parties and bonuses. The increase in 2022 primarily relates to increased staffing to support expanded and future operations.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Professional Fees

Flora recorded professional fees of $2.1 million and $0.8 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. The increase in 2022 is primarily due to $0.5 million legal and accounting fees related to the acquisition of JustCBD, as discussed in “Item 4.B.—Business overview—Legal Proceedings” in the Annual Report.

General and Administrative Expenses

Flora recorded general and administrative expenses of $2.4 million and $1.5 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. The increase in 2022 is primarily due the acquisition of JustCBD ($0.9 million) in February 2022 and Vessel ($0.1 million) in November 2021.

Promotion and Communication Expenses

Flora recorded promotion and communication expenses of $4.7 million and $1.2 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. The increase in 2022 is primarily due to promotional activities related to the Company’s JustCBD and Vessel businesses, as well as costs incurred to support the expected launch of new brands in the second half of 2022, and costs associated with the Company building its marketing strategy.

Travel Expenses

Flora recorded travel expenses of $0.6 million and $0.1 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. These expenses were for various trips related to the subsidiaries and the Company’s promotion.

 Share Based Compensation Expenses

Flora recorded share-based compensation expenses of $2.9 million and $0.1 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. These expenses represent the amortization of the fair value of share-based payments. The increase in 2022 is primarily due to the stock options granted late in 2021 and early in 2022 having a one-year vesting period that the expense is recognized over, compared to minimal grants in early 2021.

Research and Development Expenses

Flora research and development expenses were $0.4 million and $0.1 million for the six-month periods ended June 30, 2022, and June 30, 2021. Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia for the Cosechemos business, as well as costs related to the launch of new brands for the Vessel business.

Goodwill

As a result of external indicators of impairment primarily due to a 2022 decline in comparable public company share prices which would negatively impact the implied valuation of Vessel, the Company tested the Vessel CGU non-financial assets for impairment as at June 30, 2022. This test resulted in an impairment of $16.0 million as the carrying value of the Vessel CGU’s assets exceeded the recoverable amount.

Bad Debt and Other

Flora recorded bad debt expense of $0.4 million for the six-month period ended June 30, 2022, compared to $0.1 million in the six-months ended June 30, 2021, to reflect the Company’s estimate of lifetime expected losses related to outstanding trade receivables.

Flora recorded other expenses (income), net of $1.2 million and ($0.1) million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. These expenses consist mainly of insurance, repairs and maintenance, rent and royalties partially offset by miscellaneous incomes. The increase in 2022 is due to the acquisition of JustCBD in February 2022 and Vessel in November 2021, as well as increased costs to support the overall increased operations of the Company.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Unrealized (Gain) Loss on Fair Value of Investments

The Company’s 2021 investment in its European cannabis investee decreased approximately $1.3 million during the first six months of 2022 compared to having no such investments in the first six months of 2021. The decrease is due to decreases in observed marketplace valuation metrics affecting cannabis related companies during the first half of 2022.

Net Loss

Flora recorded net loss of $32.7 million and $5.1 million for the six-month periods ended June 30, 2022, and June 30, 2021, respectively. The increase in loss was driven by the recording of goodwill impairment ($16.0 million) and amortization of the fair market value market of inventory acquired ($1.6 million), both within the consumer products segment. The Company also recorded more promotion (+$3.5 million) and stock-based compensation expenses (+$2.8 million), as well as a $1.3 million loss on investment in its European cannabis investee for the six-months ended June 30, 2022, compared to June 30, 2021.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) interest expense (income), plus depreciation and amortization, plus (minus) non-operating expense (income), plus share based compensation, plus impairment charges, plus (minus) fair value adjustments on investments, plus charges related to the flow-through of inventory step-up on business combinations, plus other acquisition and transaction costs, plus (minus) non-cash fair value adjustments on the sale of inventory and biological assets. Management believes that Adjusted EBTIDA provides meaningful and useful financial information as this measure demonstrates the operating performance of the business.

Adjusted EBITDA margin % is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA margin % as adjusted EBITDA, as described above, divided by revenue for the period.

The reconciliation of the Company’s Adjusted EBITDA, a non-IFRS financial measure, to net loss, the most directly comparable IFRS financial measure, for the six months ended June 30, 2022, and June 30, 2021 is presented in the table below:

(In thousands of United States dollars)	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Net loss for the period	$(32,716)	$(5,138)
Income tax expense (benefit)	-	-
Interest expense	69	65
Depreciation and amortization	1,712	119
Non-operating expense (1)	200	(78)
Share based compensation	3,044	95
Impairments (2)	16,000	-
Unrealized loss on fair value of investments	1,333	-
Charges related to the flow-through of inventory step-up on business combinations	1,631	-
Other acquisition and transaction costs	559	-
Non-cash fair value adjustments on the sale of inventory and biological assets	(44)	-
Adjusted EBITDA	$(8,212)	$(4,937)
Adjusted EBITDA Margin %	-55.1%	-233.1%

(1)	Non-operating expense includes foreign exchange gain (loss).
(2)	Impairments include goodwill impairment.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

B. Liquidity and Capital Resources

The following table sets forth the major components of the Company’s interim condensed consolidated statements of cash flows for the periods presented.

(In thousands of United States dollars)	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Cash from operating activities	$(10,483)	$(5,770)
Cash from financing activities	(516)	14,419
Cash from investing activities	(16,179)	(5,171)
Effect of exchange rate change	(168)	(195)
Change in cash during the period	(27,346)	3,283
Cash, beginning of period	37,614	15,523
Cash, end of period	$10,268	$18,806

Cash from Operating Activities

Net cash used in operating activities for the six-months ended June 30, 2022 and June 30, 2021, totaled $10.5 million and $5.8 million, respectively. Cash flows used in operating activities for the six-months ended June 30, 2022 were due primarily to cash based operating expenses exceeding gross profit for the period.

Cash flows used in operating activities for the six-months ended June 30, 2021 were due primarily to cash based operating expenses exceeding gross profit for the period and a net increase in working capital requirements.

Cash from Financing Activities

Net cash (used) provided in financing activities for the six-months ended June 30, 2022 and June 30, 2021, totaled ($0.5) million and $14.4 million, respectively. Cash flows used in financing activities for the six-months ended June 30, 2022 were primarily for scheduled payments for the Company’s leases and for a common share repurchase agreement, partially offset by proceeds received from warrant and stock option exercises.

Cash flows provided in financing activities for the six-months ended June 30, 2021 were due primarily to the Company’s Regulation A Offering and Initial Public Offering, partially offset by equity issuance costs and required loan repayments.

 Cash from Investing Activities

Net cash used in investing activities for the six-months ended June 30, 2022 and June 30, 2021, totaled $16.2 million and $5.2 million, respectively. Cash flows used in investing activities for the six-months ended June 30, 2022 were due primarily to the acquisition of JustCBD in February 2022 and capital expenditures primarily to construct the Cosechemos cannabis cultivation buildings and productions in Colombia.

Cash flows used in investing activities for the six-months ended June 30, 2021 were due primarily to payments for business and asset acquisitions for the Company’s Colombia operations and the purchases of property, plant and equipment to support Cosechemos and other operations.

Working Capital

As of June 30, 2022, Flora had working capital of $18.6 million. The Company’s primary cash flow needs are for the development of its cannabis activities, administrative expenses and for general working capital to support growing sales and production with related receivables and payables.

Capital Expenditures

Flora does not have any contractual obligations for ongoing capital expenditures at this time.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Off-Balance Sheet Arrangements

Flora did not have, during the periods presented, and it does not currently have, any off-balance sheet arrangements.

Contractual Obligations, Commitments and Contingencies

The following table sets forth the amount of the Company’s contractual obligations as of June 30, 2022.

In thousands of US dollars	Total	Less than 1 year	1 - 3 years	More than 3 years
Capital (finance) lease obligations	$4,167	$1,366	$1,698	$1,103
Contingent purchase consideration	3,958	-	3,958	-
Sales Tax	1,430	1,430	-	-
Total	$9,555	$2,796	$5,656	$1,103

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Other than the item noted below, the Company is not aware of any matters which result in a loss contingency.

The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $1.5 million.

The contingent purchase consideration is based on a clause in the JustCBD purchase agreement that provides if any time during the 24 months following the February 24, 2022 acquisition date the five-day volume weighted average price (“VWAP”) per share of the Company's common shares as quoted on the Nasdaq Capital Market fails to equal or exceed $5.00, then the Company shall issue a number of additional common shares to the sellers equal to the difference between (x) a fraction, the numerator of which is $47.5 million and the denominator of which is the highest five day VWAP at any point during the 24 months following the closing and (y) the 9.5 million common shares delivered to the sellers at the closing. In no event shall the Company be required to issue more than 3.65 million common shares unless it shall have obtained the consent of the Company’s shareholders to do so. In the event the Company is required to deliver in excess of 3.65 million shares to the sellers (“Excess Shares”) and the Company shall not have obtained shareholder consent, the Company may deliver cash to the sellers in lieu of such Excess Shares determined by a formula set forth in the purchase agreement. The settlement of any amount due may be required with cash should Flora not have required shareholder approval to issue these potential shares. The amount in the table above is the estimated fair value of the potential liability as at June 30, 2022.

C. Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results Overview” and “Item 5.B—Liquidity and Capital Resources” in the Annual Report. The trends discussed in the Annual Report have not materially changed as of the date of this MD&A.

Plan of Operations

As noted above, the continuation of the Company’s current plan of operations is dependent on its ability to complete the development of its cannabis operations and/or other potential projects and attain future profitable production. As a result of raising capital through the sale of Common Shares offered for sale in the Company’s various equity offerings to date, in addition to revenue generated from its business, Flora believes that it will have sufficient cash resources to fund its plan of operations through 2023.

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Operating and Financial Review and Prospects

For the six months ended June 30, 2022 and 2021

Flora continually evaluates its plan of operations to determine the manner in which it can most effectively utilize its limited cash resources. The timing of completion of any aspect of its plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond the Company’s control. There is no assurance that the Company will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund its ongoing operations.

Emerging Growth Company Status

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, it is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as the Company remains an emerging growth company, it will not be required to, among other things:

•	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in its registration statement;

•	have an auditor report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

•	disclose certain executive compensation related items.

The Company will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of its initial public offering, (ii) the last day of the fiscal year during which it has total annual gross revenue of at least $1.07 billion, (iii) the date on which it is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

D. Critical Accounting Policies and Estimates

Flora’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The preparation of interim financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying its accounting policies.

On a periodic basis, Flora evaluates its judgments, assumptions and estimates. The Company bases its estimates on historical experience, authoritative pronouncements and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. [However, the Company estimates have not materially changed over the periods presented in the financial statements included in this MD&A.] For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see Note 4. Critical Judgements and Estimation Uncertainties, in the notes to the consolidated financial statements included in the Annual Report.

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